DAVIS POLK & WARDWELL
450 LEXINGTON AVENUE
NEW YORK, NEW YORK 10017

November 14, 2005

JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017

Ladies and Gentlemen:

      We have acted as special tax counsel to JPMorgan Chase & Co., a corporation incorporated under the laws of Delaware (the “Company”), in connection with the preparation and filing of a preliminary Pricing Supplement dated November 14, 2005 relating to Floating Rate Notes due November 28, 2008 Linked to the Consumer Price Index of the Company (the “Pricing Supplement”) to a prospectus supplement dated October 20, 2005 (the “Prospectus Supplement”) for the Company’s Global Medium-Term Notes, Series E, Global Warrants, Series E and Global Units, Series E, relating to a prospectus dated October 20, 2005 (the “Prospectus”) contained in the Company’s Registration Statement on Form S-3 (Registration Statement No. 333-128506) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

     In our opinion, the discussion under the heading “United States Federal Taxation” in the Prospectus Supplement and under the heading “Certain U.S. Federal Income Tax Consequences” in the Pricing Supplement, subject to the conditions and limitations described therein, sets forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to the Pricing Supplement as a result of the ownership and disposition of such securities.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading “United States Federal Taxation” in the Prospectus Supplement. By such consent we do not concede that we are an “Expert” for the purposes of the Act.

Very truly yours,

/s/ Davis Polk & Wardwell

Davis Polk & Wardwell